L L. aWB

SEC

17005140

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-51866

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Aqua Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

RMS

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership"), as of December 31, 2016, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Partners of Aqua Securities, L.P.:

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2016. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aqua Securities, L.P. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

Aqua Securities, L.P.

Statement of Financial Condition

December 31, 2016

(In Thousands)

Assets		
Cash	$	1,116
Receivables from related broker-dealer		10
Fixed assets, net		1,631
Accrued commissions receivable, net		24
Receivables from related parties		32
Intangible assets, net		109
Other assets		28
Total assets	$	2,950
Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties		343
Accrued compensation		27
Accounts payable and accrued liabilities		230
Total liabilities		600
Commitments and contingencies (Note 6)		
Subordinated borrowings		2,000
Partners' capital:		
Limited partners		405
General partner		(55)
Total partners' capital		350
Total liabilities, subordinated borrowings and partners' capital	$	2,950

See notes to the statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business

Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, L.P. ("BGC"), a limited partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by BGC.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buy-side and sell-side firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a)(1). Only equity securities are traded via the ATS.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services. Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Fixed Assets, Net

Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to ten years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with FASB guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight–line basis.

Intangible Assets, Net

Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over their estimated useful lives, generally three to five years.

Income Taxes

Income taxes are accounted for under FASB guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

The Partnership is taxed as a U.S. partnership. Under applicable federal and state tax laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer primarily represent commissions collected from the related clearing broker-dealer that provides clearance and settlement services.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements - Going Concern*, which relates to disclosure of uncertainties about an entity's ability to continue as a going concern. This ASU provides additional guidance on management's responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. The amendments in this update were effective for the year ending after December 15, 2016. The adoption of this FASB guidance did not have a material impact on the Partnership's statement of financial condition.

2. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2016
Software, including software development costs	$ 1,923
Leasehold improvements and other fixed assets	145
Computer and communication equipment	190
	2,258
Less: accumulated depreciation and amortization	627
Fixed assets, net	$ 1,631

At December 31, 2016, unamortized software development costs were $1,508.

3. Intangibles Assets, Net

Intangible assets, net consisted of the following:

	December 31, 2016
Patents	$ 344
Less: accumulated depreciation and amortization	235
Intangible assets, net	$ 109

As of December 31, 2016, the weighted average remaining life of intangible assets was one year.

4. Related Party Transactions

Under an Administrative Services Agreement, Cantor provides various administrative services to the Partnership, including accounting, treasury, tax, legal, human resources and facilities management. Cantor also provides network, data center, server administration support and other technology services. The Partnership is required to reimburse Cantor for the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months prior notice by either the Partnership or Cantor.

A Cantor affiliate provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the brokerage revenue and remits to the Partnership on a monthly basis.

Cantor provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of Cantor income and to receive post–termination payments equal to the notional value of the grant generally in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during the period of requisite service up to four years. Under FASB guidance the grant units are re–measured at the end of every reporting period, and accordingly, any changes in the fair value of such post–termination payments are allocated to the Partnership.

(In Thousands)

4. Related Party Transactions (continued)

BGC provides compensation awards to certain employees of the Partnership in the form of Restricted Stock Units ("RSUs") and partnership awards PSUs in BGC. PSUs entitle the employees to participate in quarterly distributions of BGC's income, and certain awards receive post-termination payments and are accounted for under FASB guidance which requires that the Partnership record an expense for distributions and for the change in the fair value of the post-termination liability. In addition, the Partnership grants rights to certain employees to exchange partnership awards into shares of BGC Class A common stock. The Partnership records the expense for the grant date fair value of such awards.

Additionally, other services provided by related parties included occupancy of office space.

During 2016, BGC released the Partnership of $149 of its compensation obligation.

Receivables from related parties includes unsettled transactions due from an affiliate of $32.

5. Income Taxes

The Partnership recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2016. As of December 31, 2016, the Partnership recorded a deferred tax asset which consists primarily of net operating loss carryforwards. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes that it is more likely than not that the deferred tax asset will not be realized. Accordingly, as of December 31, 2016, the Partnership has provided a full valuation allowance against this net deferred tax asset.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2016. As of December 31, 2016, the Partnership did not accrue any interest or penalties.

The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2013 in all jurisdictions.

6. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2016, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

7. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected the basic method permitted by the Rule, which requires that minimum net capital, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2016, the Partnership had net capital of $526, which exceeded its minimum capital requirement by $486.

8. Counterparty Credit Risk

The Partnership's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Partnership. The Partnership does not anticipate nonperformance by clients in these situations.

The Partnership, through Cantor, seeks to control the aforementioned risk by monitoring counterparty activity daily. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

9. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second borrowing is with BGC in the sum of $980. The current rate of interest on both borrowings is three month LIBOR plus 600 basis points. The scheduled maturity date on both borrowings is September 1, 2018. These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.